AM
10-5-2004

30 10/4/04

SECURIT 04013338 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 29007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
SEP 2 2 2004
335

NAME OF BROKER-DEALER:
Anglo-American Investor Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

675 Berkmar Court
(No. and Street)

Charlottesville,	VA	22901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Robinson (434) 817-5135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway	New York	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Robinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anglo-American Investor Services Corp., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

My Commission Expires January 31, 2008

Notary Public

Dana A. Buhl

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Anglo-American Investor Services Corp. (the "Company") was formed for the purpose of conducting business as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) Revenue Recognition

Securities transactions and related commission revenues and expenses are generally recorded on a settlement-date basis which is generally the third business day following the trade date for securities and one day after the trade date for options. Reporting security transactions, revenues and expenses on a trade date basis would not result in material differences. Securities are valued at market. The resulting difference between cost and market is included in income.

(c) Depreciation

Furniture and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Marketable Securities Owned

Marketable securities consist of corporate stocks and warrants at June 30, 2004.

Note 3 - Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company has federal and state net operating loss carryforwards of approximately $450,000, expiring through June 30, 2023. These losses, if fully utilized, would give rise to a deferred tax asset of approximately $99,000 which has been offset in its entirety by a contra-valuation allowance as elected by management.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall be at least the greater of $100,000 or 6-2/3% of total aggregate indebtedness. At June 30, 2004, the Company had net capital of $688,899, which was $588,899 in excess of its required net capital of $100,000. The Company's net capital ratio was 4%.

Note 5 - Related Party Transactions

Anglo-American Investor Services Corp. is a wholly-owned subsidiary of Anglo-American Financial (the "Parent"). The Company shares common costs with its Parent and a former affiliate associated with office space, personnel, computer equipment and administrative costs. These expenses amounted to approximately $90,000 for the year ended June 30, 2004.

Amount due to the Parent at June 30, 2004 totaled $8,463.

Note 6 - Financial Instruments with Off-Balance-Sheet Market and Credit Risk

The Company records customer securities' transactions on a settlement-date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

In the normal course of business, the Company's securities' activities involve execution of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company at times maintains cash balances in excess of federally insured limits. The uninsured cash balance at June 30, 2004 totaled $132,891.

A copy of the Company's Statement of Financial Condition as of June 30, 2004, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the Securities and Exchange Commission.

NASD

SEC MAIL PROCESSING
RECEIVED
SEP 22 2004
WASH, D.C. 185 SECTION

September 10, 2004

BY CERTIFIED MAIL #7160 3901 9848 2159 3723

Mr. Charles Robinson
Anglo-American Investor Services Corp.
675 Berkmar Court
Charlottesville, VA 22901

Dear Mr. Robinson:

This acknowledges receipt of your June 30, 2004 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d)(the Rule). The report as submitted appears deficient in that it did not contain a computation for determination of reserve requirements pursuant to SEC Rule 15c3-3. If an exemption is claimed, a statement detailing the basis under which the broker/dealer claims an exemption from SEC Rule 15c3-3 should be submitted.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by September 24, 2004. Questions may be addressed to Rachel A. Shirley, Field Supervisor, at (215) 963-2609.

Sincerely,

Donald K. Litteau
Supervisor of Examiners

DKL/ael

Enclosure: Form X-17A-5 Part III Facing Page

Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA
19103

tel 215 665 1180
fax 215 496 0434
www.nasd.com

cc: Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106

Todman & Co.
Certified Public Accountant
120 Broadway
New York, NY 10271

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

September 17, 2004

NASD
Member Regulation Programs/Systems Support
Philadelphia District Office
1835 Market Street, Suite 1900
Philadelphia, PA 19103

Attn: Donald K. Litteau

Re: Anglo-American Investor Services Corp.
June 30, 2004

Dear Mr. Litteau:

Please find revised footnote 1(a) of the June 30, 2004 annual filing for the above-referenced member concerning an exemption from Rule 15c3-3 as indicated by your letter dated September 10, 2004 (copy attached).

Also included is Form X-17A-5 Part III, as requested.

You can reach us at (212) 962-5930 if you have any additional questions.

Very truly yours,

Todman & Co., CPAs, P.C

TODMAN & CO., CPAs, P.C.

Enclosures

P:\nyclnt\clients\c28482.3\2004\091704ltr-NASD

cc: Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street, Suite 2000
Philadelphia, PA 19106

SEC Headquarters
450 Fifth Street, NW
Washington, DC 20549

Mr. Charles Robinson
Anglo-American Investor Services Corp.
675 Berkmar Court
Charlottesville, VA 22901